UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



02051765

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER



SEC MAIL
PROCESSING
RECEIVED
AUG 1 6 2002
WASH, D.C.
180
SECTION

Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Canadian Natural Resources Limited
To Acquire Additional North Sea Interests
Press Release dated August 14, 2002

CANADIAN NATURAL RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Canada	1-8795	Not applicable
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2500, 855 – 2nd Street S.W., Calgary, Alberta, Canada	T2P 4J8
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (403) 517-6700

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN NATURAL RESOURCES LIMITED
(Registrant)

Date: August 14, 2002

By: 
B. E. McGRATH
Assistant Corporate Secretary

CANADIAN NATURAL RESOURCES LIMITED



Press Release

CANADIAN NATURAL RESOURCES LIMITED TO ACQUIRE ADDITIONAL NORTH SEA INTERESTS

CALGARY, ALBERTA – August 14, 2002 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited ("Canadian Natural") announced today that its wholly-owned subsidiary CNR International (U.K.) Limited has entered into an exchange agreement, subject to UK Government consents, to acquire, effective July 1, 2002, a package of light oil properties in the UK Northern North Sea from Kerr-McGee North Sea (U.K.) Limited. Assets to be acquired include interests in the producing Ninian, Murchison, Lyell and the Columba Terraces fields in all of which Canadian Natural already holds significant equity. Canadian Natural is also acquiring an interest in the Strathspey field, 12 licences covering 20 exploration blocks and part blocks, and additional equity in the Brent and Ninian pipelines and the Sullom Voe Terminal. The acquisition consideration includes a cash payment of US$120 million and Canadian Natural's 5% interest in the Harding field. Canadian Natural will assume the operatorship of the Ninian, Murchison and Lyell fields upon partner and UK Government approval.

Canadian Natural's equity interests in the producing fields being acquired will be:

	Existing	Acquisition	Combined
Ninian	28.34%	44.90%	73.24%
Columba B/D	32.00%	36.00%	68.00%
Columba E	34.06%	26.04%	60.10%
Lyell	11.67%	88.33%	100.00%
Murchison	9.08%	68.72%	77.80%
Strathspey	-	6.50%	6.50%

Based on current production levels, the acquisitions will increase Canadian Natural's North Sea light oil production by 70%, or 20,000 barrels of oil per day, to 47,500 barrels of oil per day. Average annual production levels for Canadian Natural in 2002 have been revised as a result of this transaction to 1,290-1,340 million cubic feet per day of natural gas and 210-225 thousand barrels per day of oil and liquids production. Canadian Natural's 2002 capital budget will be increased to $1.7 billion to fund this acquisition and the related capital to be spent on these properties in 2002.

In commenting on the acquisition, Chairman Allan Markin stated, "We are very pleased with this transaction which is in line with our corporate strategy to increase ownership interests and operatorship in our core areas and assets. After this transaction, we will operate approximately 90% of our North Sea assets, a level more consistent with other Canadian Natural properties around the world. Furthermore, we already understand these assets as we currently operate the Columba fields, and believe we can continue to add value and maximize reserves recovery through ongoing investment and active reservoir management. We will also review the potential of the exploration acreage being acquired, as these interests have the potential to further extend the economic lives of the Ninian and Murchison production facilities. We look forward to bringing our management team together with the existing workforce to maximize value from these assets safely and efficiently."

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and offshore West Africa.

For further information, please contact:

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W.,
Calgary, Alberta
T2P 4J8

Telephone: (403) 517-6700
Facsimile: (403) 517-7350
Email: investor.relations@cnrl.com
Website: www.cnrl.com
Trading Symbols
Toronto Stock Exchange – **CNQ**
New York Stock Exchange – **CED**

ALLAN P. MARKIN
Chairman

JOHN G. LANGILLE
President

STEVE W. LAUT
Executive Vice-President
Operations

COREY B. BIEBER
Director
Investor Relations